Exhibit 99.1

ATA Creativity Global Reports Q4 and FY 2025 Financial Results

Conference Call Scheduled for Wednesday, March 25, at 9:00 p.m. Eastern Time (Thursday, March 26, at 9:00 a.m. Beijing Time) with Accompanying Audio and Slide Webcast

Beijing, China, March 25, 2026 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the fourth quarter (“Q4 2025”) and twelve-month (“FY 2025”) periods ended December 31, 2025.

All amounts presented in U.S. dollars ($) in this news release are based on a conversion rate of RMB6.9931 to $1.00 for both reporting periods ended December 31, 2025.

Q4 2025 Financial Highlights

•	Net revenues for Q4 2025 of RMB89.1 million (or $12.7 million), compared to RMB100.9 million in Q4 2024.
•	Gross profit for Q4 2025 of RMB50.2 million (or $7.2 million), compared to RMB63.7 million in Q4 2024. Q4 2025 gross margin was 56.4% during the current period, compared to 63.1% in the prior-year period.
•	Net loss attributable to ACG for Q4 2025 of RMB26.3 million (or $3.8 million), compared to net income attributable to ACG of RMB13.3 million in Q4 2024.
•	Cash and cash equivalents were RMB85.2 million (or $12.2 million) as of December 31, 2025.

Full Year 2025 Financial Highlights

•	Net revenues for FY 2025 of RMB268.1 million (or $38.3 million), consistent with RMB268.1 million in FY 2024.
•	Gross profit for FY 2025 of RMB130.3 million (or $18.6 million), from RMB141.3 million during FY 2024. Gross margin was 48.6% during the current period, compared to 52.7% during FY 2024.
•	Net loss attributable to ACG for FY 2025 was RMB48.0 million (or $6.9 million), compared to net loss attributable to ACG of RMB36.1 million in FY 2024.

Q4 2025 Operational Highlights

•	Student enrollment during Q4 2025 was 921, compared to 1,038 in Q4 2024.

-	61.7% of students were enrolled in ACG’s portfolio training programs, which consisted of time-based programs and project-based programs.
-	38.3% of students were enrolled in ACG’s other programs, which mainly consisted of overseas study counselling services and research-based learning services.

•	Credit hours delivered during Q4 2025 were 58,806, representing a decrease of 10.5% compared to Q4 2024.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Q4 2025, compared to those for the prior-year period:

	Q4 2025	Q4 2024
	No. of Credit Hours	No. of Credit Hours	% Change
Time-based Program	14,787	21,781	(32.1)%
Project-based Program	44,019	43,898	0.3%
Total	58,806	65,679	(10.5)%

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We closed the year with revenues remaining consistent with last year. While performance for our portfolio training business line was impacted by increased market competition, we reported strong growth in all other business lines. During the year, we made continuous efforts to streamline our operations and improve efficiency.”

Mr. Ma continued, “We are pleased that our various value-added services have continued to gain momentum among ACG students. During Q4 2025, we hosted ten online Master Classes co-developed and lectured by instructors from Carnegie Mellon University, Harvard University, as well as University of Arts London, Royal College of Art, and a number of winter camps, as well as the Open Hack Shanghai Fashion Week project. In October, we organized the 2025 ACG Expert Tour in several cities including Shanghai, Wuhan, Chengdu, Chongqing, and Suzhou, giving over 1,000 students the opportunity to interact with both academia and industry experts. We also strategically redirected internal resources to provide ACG students with world-class educational and academic support. During Q4 2025, we established ACG’s first music preparatory center in association with Leeds Conservatoire in Chengdu, and implemented a series of service enhancements to our ACG Japan Center, which now hosts Master Class projects and provides improved class offerings and course customization, working in collaboration with more Japanese arts schools.”

Mr. Jun Zhang, President of ACG, added “In Q1, our flagship initiative has been the Finland Sustainable Design & Art Research Program, which offers students the opportunity to visit Aalto University in Finland, one of the world’s leading institutions in design, architecture and engineering, and participate in Arctic Center sustainable development workshops to learn about Arctic and Sámi culture. In parallel, in order to support students in strengthening their application portfolios, we are hosting the 2026 Competition Winter Camp in January through a hybrid format of online and in-person classes. The camp targets students specializing in architecture, interaction design, interior design, landscape design, game design and digital media, and focuses on helping students on preparing interdisciplinary portfolios for participation in various international and national competitions in their respective areas of focus. We remained committed to helping our students pursue their aspirations in creative arts.”

Mr. Zhang continued, “Our goal in 2026 is to maintain our leading position in China’s creative arts education industry amidst increasing competition. We will leverage our skilled and experienced teaching team, high-quality existing and new offerings, and an extensive network of global partnerships with arts institutions to achieve this objective. At the same time, we expect to build on our existing operational efficiency initiatives and take additional steps to manage operating and administrative expenses in order to improve our profitability. Key priorities include optimizing our services, improving classroom utilization, strategically allocating teaching resources to larger campus locations, streamlining sales organization and prioritizing cost-effective and proven student acquisition channels.”

Registered Direct Offering of the Company’s ADSs

On November 17, 2025, the Company entered into a subscription agreement (the “Subscription Agreement”) with three purchasers for a registered direct offering of 11,067,547 of its American Depositary Shares (“ADSs”) at the price of $0.8 per ADS (equivalent to $0.4 per common share) (the “Registered Direct Offering”). The closing of the Registered Direct Offering occurred on January 28, 2026. The Company received gross proceeds of approximately US$8.85 million from the issuance and sale of the ADSs before deducting the offering expenses payable by the Company.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9:00 p.m. Eastern Time on Wednesday, March 25 (9:00 a.m. Beijing Time on Thursday, March 26), during which management will discuss Q4 2025 and Fiscal Year 2025 results.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747
China (Local Access):	(400) 120 2840
Hong Kong (Local Access):	(800) 965561

A simultaneous audio webcast including accompanying slides may be accessed via the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=cBJYYCSw, or via the investor relations section of the Company’s website https://ir.atai.net.cn/.

For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

Q4 2025 Financial Review – GAAP Results

ACG’s total net revenues for Q4 2025 of RMB89.1 million (or $12.7 million), decreased by 11.7% as compared to RMB100.9 million in Q4 2024, primarily due to decreased revenue contributions from portfolio training programs and overseas study counselling services, partially offset by increased revenue contributions from research-based learning services and other educational services. Specifically:

-	Net revenues from portfolio training programs of RMB61.3 million (or $8.8 million) decreased by 17.5% as compared to Q4 2024 and accounted for 68.8% of total net revenues. Decrease in portfolio training revenues was primarily due to an adjustment of portfolio training offerings and fee structure in response to increased market competition during the period.
-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB27.8 million (or $4.0 million) increased by 4.6% as compared to Q4 2024 and accounted for 31.2% of total net revenues. Increase in revenues was primarily attributable to increased contribution from other educational services related to in-school art classes in partnership schools, and was partially offset by deceased contribution from overseas study counselling services.

Gross profit for Q4 2025 of RMB50.2 million (or $7.2 million) decreased by 21.1%, from RMB63.7 million in Q4 2024, mainly as a result of lower net revenues and higher research-based learning services outsourcing costs and part-time teacher costs. As a result, gross margin decreased to 56.4%, compared to 63.1% in the prior-year period.

Total operating expenses for Q4 2025 were RMB73.3 million (or $10.5 million), representing an increase of 56.8% from RMB46.8 million in Q4 2024. The increase was mainly due to a one-time goodwill impairment charge of RMB33.9 million (or $4.8 million) recorded in Q4 2025 which was not recorded in Q4 2024, and partially offset by decreased selling expenses during the period. Excluding goodwill impairment charge, total operating expenses for Q4 2025 decreased by 15.7% as compared to Q4 2024. Furthermore, for Q4 2025:

-	Selling expenses of RMB20.1 million (or $2.9 million) decreased by RMB7.4 million or 27.1% from Q4 2024, mainly as a result of decreased sales and a decreased number of sales personnel.

-	General & administrative expenses of RMB18.6 million (or $2.7 million), slightly increased by RMB0.1 million or 0.9% from Q4 2024.
-	Research and development expenses of RMB0.7 million (or $0.1 million), slightly decreased by RMB0.1 million or 8.6% from Q4 2024.

Thus in Q4 2025, loss from operations for Q4 2025 was RMB23.0 million (or $3.3 million), compared to income from operations of RMB17.0 million in Q4 2024. Net loss attributable to ACG for Q4 2025 was RMB26.3 million (or $3.8 million), compared to net income attributable to ACG of RMB13.3 million in Q4 2024.

Basic and diluted losses per common share attributable to ACG for Q4 2025 were RMB0.42 (or $0.06), compared to basic and diluted earnings per common share of RMB0.21 for Q4 2024. Basic and diluted losses per ADS attributable to ACG were RMB0.84 or (or $0.12), compared to basic and diluted earnings per ADS of RMB0.42 in Q4 2024.

FY 2025 Financial Review – GAAP Results

ACG’s total net revenues for FY 2025 was RMB268.1 million (or $38.3 million), consistent with RMB268.1 million during FY 2024. Specifically:

-	Net revenues from portfolio training programs of RMB187.2 million (or $26.8 million) decreased by 6.1% as compared to FY 2024 and accounted for 69.8% of total net revenues.
-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB81.0 million (or $12.0 million) increased by 17.8% as compared to FY 2024 and accounted for 30.2% of total net revenues.

Gross profit for FY 2025 was RMB130.3 million (or $18.6 million), representing a decrease of 7.8% from RMB141.3 million during FY 2024, while gross margin was 48.6% during the period, compared to 52.7% during FY 2024, decreased primarily due to increased cost of revenues related to research-based learning services outsourcing costs and part-time teacher costs.

Total operating expenses for FY 2025 were RMB194.6 million (or $27.8 million), representing an increase of 5.5% from RMB184.5 million in FY 2024. The increase was primarily due to a one-time goodwill impairment charge of RMB33.9 million (or $4.8 million) recorded in Q4 2025, and partially offset by overall lowered operating expenses as well as an RMB3.8 million (or $0.5 million) collection of previously impaired loans and other receivables recorded in Q1 2025. Excluding goodwill impairment charge and the collection of previously impaired loans and other receivables, total operating expenses for FY 2025 decreased by 10.8% as compared to FY 2024. Furthermore, for FY 2025:

-	Selling expenses of RMB82.6 million (or $11.8 million) decreased by RMB17.3 million or 17.3% from FY 2024, due to lower headcount in sales personnel and decreased sales incentives compared to FY 2024.
-	General & administrative expenses of RMB78.8 million (or $11.3 million) decreased by RMB2.1 million or 2.6% from FY 2024, mainly as a result of decreased administrative personnel expenses and a decrease in amortization expenses related to purchase price accounting from a previously completed acquisition.
-	Research and development expenses of RMB3.1 million (or $0.4 million) decreased by RMB0.6 million or 17.1% from FY 2024, as ACG’s system development was completed in Q2 2024.

Thus loss from operations for FY 2025 was RMB64.1 million (or $9.2 million), compared to loss of RMB43.0 million during FY 2024. Net loss attributable to ACG for FY 2025 was RMB48.0 million (or $6.9 million), compared to net loss attributable to ACG of RMB36.1 million during FY 2024, as a result of widened operating loss, and was partially offset by a one-time investment gain from previous investment.

For FY 2025, basic and diluted losses per common share attributable to ACG were RMB0.76(or $0.11), compared to RMB0.57 during FY 2024. Basic and diluted losses per ADS attributable to ACG were RMB1.52 (or $0.22), compared to RMB1.14 during FY 2024.

Non-GAAP Measures

Adjusted net loss attributable to ACG for FY 2025, which excludes share-based compensation expense and foreign currency exchange losses, net, was RMB47.5million (or $6.8 million), compared to adjusted net loss of RMB33.3 million in FY 2024.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for FY 2025, were RMB0.75(or $0.011). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for FY 2025 were RMB1.50 (or $0.22).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Q4 2025 were both 31.6 million, respectively. The number of weighted average ADSs used to calculate basic and diluted losses per ADS for FY 2025 were both 31.7 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of December 31, 2025, ACG’s cash and cash equivalents were RMB85.2 million (or $12.2 million), working capital deficit was RMB233.2 million (or $33.3 million), and total shareholders’ equity was RMB32.0 million (or $4.6 million); compared to cash and cash equivalents of RMB36.5 million, working capital deficit of RMB287.9 million, and total shareholders’ equity of RMB79.6 million, respectively, as of December 31, 2024.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “guidance,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for financing, mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; ACG’s 2025 guidance; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2024, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2024.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and year ended December 31, 2025, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.9931 to $1.00, the noon buying rate as of December 31, 2025, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Lena Cati, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9611
simaruobai@acgedu.cn	lcati@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	36,523,995	85,236,288	12,188,627
Accounts receivable	2,712,845	298,377	42,667
Prepaid expenses and other current assets	27,402,834	25,832,459	3,693,993
Total current assets	66,639,674	111,367,124	15,925,287

Long-term investments	38,000,000	—	—
Property and equipment, net	38,669,283	32,139,682	4,595,913
Intangible assets, net	46,264,914	32,482,513	4,644,938
Goodwill	196,289,492	162,380,773	23,220,142
Other non-current assets	35,156,141	39,288,983	5,618,250
Right-of-use assets	35,907,761	30,638,920	4,381,307
Total assets	456,927,265	408,297,995	58,385,837

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	56,372,960	56,493,791	8,078,505
Short-term loan	—	1,000,000	142,998
Lease liabilities-current	18,085,643	15,303,799	2,188,414
Deferred revenues	280,036,806	271,781,907	38,864,296
Total current liabilities	354,495,409	344,579,497	49,274,213

Lease liabilities-non-current	17,120,842	14,617,119	2,090,220
Long term loans	—	15,031,900	2,149,533
Deferred income tax liabilities	5,664,822	2,086,619	298,383
Total liabilities	377,281,073	376,315,135	53,812,349

Shareholders’ equity:
Common shares	4,755,623	4,780,117	683,548
Treasury shares	(8,201,046)	(8,201,046)	(1,172,734)
Additional paid-in capital	547,915,003	548,769,331	78,472,970
Accumulated other comprehensive loss	(36,952,183)	(37,446,814)	(5,354,823)
Accumulated deficit	(427,806,949)	(475,854,443)	(68,046,280)
Total shareholders’ equity attributable to ACG	79,710,448	32,047,145	4,582,681
Non-redeemable non-controlling interests	(64,256)	(64,285)	(9,193)
Total shareholders’ equity	79,646,192	31,982,860	4,573,489
Commitments and contingencies	—
Total liabilities and shareholders’ equity	456,927,265	408,297,995	58,385,837

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	December 31	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	100,915,609	89,127,147	12,745,013
Cost of revenues	37,251,567	38,885,048	5,560,488
Gross profit	63,664,042	50,242,099	7,184,525

Operating expenses:
Research and development	779,087	712,444	101,878
Sales and marketing	27,505,624	20,057,984	2,868,254
General and administrative	18,473,416	18,636,043	2,664,919
Goodwill impairment		33,908,719	4,848,882
Total operating expenses	46,758,127	73,315,190	10,483,933
Other operating income, net	88,345	57,296	8,193
Income (loss) from operations	16,994,260	(23,015,795)	(3,291,215)
Other income (expense):
Investments income	(438,153)	(51,928)	(7,426)
Interest income, net of interest expenses	133,870	434,200	62,090
Foreign currency exchange losses, net	(11,321)	(1,731)	(248)
Income (loss) before income taxes	16,678,656	(22,635,254)	(3,236,799)
Income tax benefit	3,421,946	3,668,600	524,603
Net income (loss)	13,256,710	(26,303,854)	(3,761,402)
Net income (loss) attributable to non-controlling interests	(23)	(1)	0
Net income (loss) attributable to ACG	13,256,733	(26,303,853)	(3,761,402)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	114,269	(607,287)	(86,841)
Comprehensive income (loss) attributable to ACG	13,371,002	(26,911,140)	(3,848,243)

Basic and diluted earnings (losses) per common share attributable to ACG	0.21	(0.42)	(0.06)
Basic and diluted earnings (losses) per ADS attributable to ACG	0.42	(0.84)	(0.12)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended
	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	268,060,162	268,112,876	38,339,631
Cost of revenues	126,795,209	137,801,526	19,705,356
Gross profit	141,264,953	130,311,350	18,634,275

Operating expenses:
Research and development	3,703,178	3,071,659	439,241
Sales and marketing	99,892,804	82,631,826	11,816,194
General and administrative	80,888,058	78,767,406	11,263,589
Goodwill impairment	—	33,908,719	4,848,882
Reversal of provision for loan receivable and other receivables	—	(3,781,662)	(540,770)
Total operating expenses	184,484,040	194,597,948	27,827,136
Other operating income, net	174,931	175,898	25,153
Loss from operations	(43,044,156)	(64,110,700)	(9,167,708)
Other income (expense):
Investments income	(438,153)	11,880,702	1,698,918
Interest income, net of interest expenses	1,001,735	623,673	89,184
Foreign currency exchange losses, net	(18,989)	(19,401)	(2,774)
Loss before income taxes	(42,499,563)	(51,625,726)	(7,382,379)
Income tax benefit	(6,401,691)	(3,578,203)	(511,676)
Net loss	(36,097,872)	(48,047,523)	(6,870,703)
Net loss attributable to non-controlling interests	(95)	(29)	(4)
Net loss attributable to ACG	(36,097,777)	(48,047,494)	(6,870,699)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	52,324	(494,631)	(70,731)
Comprehensive loss attributable to ACG	(36,045,548)	(48,542,125)	(6,941,431)

Basic and diluted losses per common share attributable to ACG	(0.53)	(0.76)	(0.11)
Basic and diluted losses per ADS attributable to ACG	(1.06)	(1.52)	(0.22)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
	RMB	RMB	RMB	RMB
GAAP net income (loss) attributable to ACG	13,256,733	(26,303,853)	(36,097,777)	(48,047,494)
Share-based compensation expenses	158,682	103,432	2,811,732	569,708
Foreign currency exchange losses, net	11,321	1,731	18,989	19,401
Non-GAAP net income (loss) attributable to ACG	13,426,736	(26,198,690)	(33,267,056)	(47,458,385)

GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	0.21	(0.42)	(0.57)	(0.76)

Non-GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	0.21	(0.41)	(0.53)	(0.75)